SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET Serviços de Comunicação S.A. CNPJ/MF n~~º~~ 00.108.786/0001-65 NIRE n~~º~~ 35.300.177.240 Publicly-Held Company Rua Verbo Divino nº 1.356 - 1º andar, São Paulo - SP

MATERIAL FACT

Net Serviços de Comunicação S.A. (“NET” or “Company”), in compliance with article 157, fourth paragraph of Law nr. 6.404/76 and with the provisions of Instruction nr. 358/02 enacted by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – “CVM”), hereby informs to the public in general and to its shareholders, in addition to the information disclosed in the Material Fact announced to the market on October 19, 2011, the following information.

On January 26, 2012, the National Telecommunications Agency – ANATEL approved the transfer of the Company’s indirect control. In this sense, ANATEL authorized the exercise by Embratel Participações S.A. (“Embrapar”) of the call option (“Call Option”) for the acquisition of shares issued by GB Empreendimentos e Participações S.A. (“GB”), a company that directly controls NET, that are currently held by Globo Comunicação e Participações S.A. (“Globo”), in accordance with the provisions of the Shareholders’

Agreement of GB. Once the Call Option is exercised, Embrapar, together with it subsidiary Empresa Brasileira de Telecomunicações S.A. (“Embratel”), will be the direct controllers of GB and, therefore, the indirect controllers of NET.

As per ANATEL’s decision, the preliminary approval will come into effect once all companies involved present a proof of good standing with the tax authorities.

São Paulo, January 27, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.
José Antônio Guaraldi Félix
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 27, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.